UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 0-19848

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.

2280 N. Greenville

Richardson, Texas 75082

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of and for the Years Ended

December 31, 2003 and 2002, Supplemental Schedules

Year Ended December 31, 2003, and

Independent Registered Public Accounting

Firm’s Report

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Independent Registered Public Accounting Firm’s Report

Financial Statements:

Statements of Net Assets Available for
Benefits as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Part IV, Line 4a
Schedule of Delinquent Participant Contributions
Year Ended December 31, 2003

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2003

Independent Registered Public Accounting Firm’s Consent

[LETTER HEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee
Fossil, Inc. Savings and Retirement Plan
Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the Table of Contents as of and for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic 2003 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2004

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
ASSETS

Investments, at Fair Value:
Mutual Funds	$7,611,353	$5,436,563
Fossil, Inc. Common Stock	2,110,988	1.473,470
Common Collective Trusts	3,326,653	1,972,004
Participant Loans	311,189	152,488
Total Investments	13,360,183	9,034,525

Cash	1,655	21,909
Contributions Receivable:
Employer	23,914	—
Employee	84,290	—

TOTAL ASSETS	13,470,042	9,056,434

LIABILITIES

Payable Due to Fossil Partners, L.P.	95,075	16,491
Payable Due to Brokers	1,655	—

TOTAL LIABILITIES	96,730	16,491

NET ASSETS AVAILABLE FOR BENEFITS	$13,373,312	$9,039,943

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net Assets Available for Benefits, Beginning of Year	$9,039,943	$7,890,102

Investment Income:
Net Appreciation (Depreciation) in Fair Value of Investments	2,036,512	(1,081,195)
Interest and Dividends	121,579	148,975
Total Investment Income (Loss)	2,158,091	(932,220)

Contributions:
Employer	596,377	530,832
Employee	2,188,203	1,760,639
Rollovers	236,688	260,866
Total Contributions	3,021,268	2,552,337

Total Additions	5,179,359	1,620,117

Deductions:
Benefits Paid	813,272	470,276
Corrective Distributions	32,718	—
Total Deductions	845,990	470,276

Net Increase in Net Assets Available for Benefits	4,333,369	1,149,841

Net Assets Available for Benefits, End of Year	$13,373,312	$9,039,943

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Organization, Amendments, and General Provisions:  The Plan is a defined contribution plan covering eligible employees of Fossil, Inc. (“Fossil”), and electing United States Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil  (the “Employer”). The Plan’s investments were held by Merrill Lynch Trust Company (“Merrill Lynch”) until April 15, 2003, when trustee and custodian responsibilities were transferred to Wachovia Bank, N.A. (the “Custodian”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility, Contributions and Vesting:   The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code.  Prior to April 8, 2003, employees were eligible to make salary deferral contributions after completing a year of eligibility service (i.e. completing 1,000 hours of service in a 12 month period beginning on date of hire and anniversaries thereof). Effective on April 8, 2003, employees became eligible to make salary deferrals as of their date of employment. The maximum salary deferral contribution per year is the lesser of 15% of gross pay for the year, or, according to the Code, $12,000 for 2003 and $11,000 for 2002. Individuals who reach the age of 50 by the end of the Plan year are eligible to contribute another $2,000 for 2003 and $1,000 for 2002. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution. Participants are eligible to receive matching contributions after completing a year of eligibility service (i.e. after completing 1,000 hours of service during a 12 month measuring period).  For 2003 and 2002, this matching contribution was in the amount of 50% of the first 3% of the participant’s salary deferral contribution, and at the rate of 25% of the next 3% thereof.  Fossil may also make additional profit sharing contributions at the discretion of the Employer. No such additional discretionary contributions were made for 2003 or 2002. Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service.  Participants are fully vested after five years of service.  Forfeitures of non-vested employer matching contributions are to be used to pay Plan expenses or to fund a portion of employer matching contributions.

Participants can elect to have their contributions invested in any of several investment options (see Note 3). The participants can change elections and can also reallocate those funds already invested between available investment options on a daily basis.

Participant Loans:   Loans are available to all participants at a reasonable interest rate, with periodic repayment through payroll deductions over no more than 5 years, unless used to acquire the participant’s principal residence.  Loans must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.  The Plan Administrator exercises sole discretion over making loans to participants.  Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits:   Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment.  Prior to the age of 59½, a participant, while still employed, may make a withdrawal from his rollover account from a prior plan (if any), or from any of his other vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.  Subsequent to age 59½, the participant may withdraw all or any portion of his vested accounts at any time.  Distributions of vested benefits under the Plan are paid to the participant in the form of a lump sum payment.  Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate).  An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains 59½, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code.  Taxation (and withholding) may be postponed by transferring the distributable amounts to an individual retirement account to an annuity described in Section 403(b) of the Code, to a plan described in Section 457(b) of the Code maintained by certain governmental entities, or to another qualified plan within 60 days.

Amendment or Termination:   Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of plan termination, participants will become 100% vested in their entire account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The accounting records of the Plan, sponsored by Fossil, are maintained on the accrual basis of accounting.

Use of Estimates:   The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments:   Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31.  Until April 15, 2003, the Plan participated in a common collective trust that was valued at contract value, which  approximated fair value (See Note 3).  Beginning April 15, 2003, the Plan invests in units of two common collective trusts sponsored by the Custodian.  The common collective trusts are valued in units, whose price is periodically determined by the Custodian, based on the current market values of the underlying assets of the fund.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments during the year. Purchases and sales of securities are recorded on a trade date basis.  Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid by the Employer.

Payment of Benefits:   Benefits are recorded when paid. There were amounts of $45,874 and $0 allocated to withdrawing participants included within Plan assets as of December 31, 2003 and 2002, respectively.

NOTE 3 – PLAN INVESTMENTS

Through April 15, 2003, the Plan invested in the Merrill Lynch Retirement Preservation Trust, a common collective trust.  Contributions were maintained in a pooled account.  The account was credited with contributions and earnings on the underlying investments (principally investment grade fixed income securities) and charged for participant withdrawals and administrative expenses by Merrill Lynch.  The investment was included in the financial statements at contract value, which approximated fair value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield on the common collective trust was 4.72% and 5.89% for the years ended December 31, 2003 and 2002, respectively.  Crediting interest rates are based on current market rates and are determined quarterly.  The crediting interest rate was 4.95% at December 31, 2002.  There is no floor to the crediting interest rate.

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31, 2003	December 31, 2002

Growth Fund of America Class R-3	$2,591,103	$—
Van Kampen Equity and Income Class A	2,595,245	—
Fossil, Inc. Common Stock	2,110,988	1,473,470
Wachovia Stable Portfolio Group Trust	3,068,761	—
Oppenheimer Quest Balance Value Class A	—	2,070,702
Fidelity Advisor Equity Portfolio Growth Fund Class A	—	1,662,968
Merrill Lynch Retirement Preservation Trust	—	1,972,004
Blackrock Managed Income Portfolio Class A	—	575,286

The following table details the net appreciation (depreciation) in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended December 31, 2003	Year Ended December 31, 2002

Mutual Funds	$1,341,410	$(1,522,938)
Common Collective Trusts	111,503
Fossil, Inc. Common Stock	583,599	441,743
Net Appreciation (Depreciation) in Fair Value of Investments	$2,036,512	$(1,081,195)

NOTE 4 – INCOME TAX STATUS

The Employer has adopted a Wachovia Bank prototype plan document, on which the Internal Revenue Service issued a determination letter dated August 30, 2001, stating that the Plan qualifies under section 401(a) of the Internal Revenue Code of 1986, as amended, and is exempt from federal income tax under section 501(a).  Because the Plan has been amended and restated effective April 8, 2003, management has requested a determination letter finding that the amended and restated Plan continues to be exempt. The determination letter has not yet been received.  Management believes that the Plan is operated in a manner that does not jeopardize this tax status.

Salary deferral and catch-up contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 – NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan Sponsor did not remit one payroll period’s participants’ contributions to the Custodian on a timely basis (as required by the Department of Labor Reg. 2510.3-102), as disclosed in the attached Supplemental Schedule of Delinquent Participant Contributions.  The Plan Sponsor intends to file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transaction.

NOTE 6 – SUBSEQUENT EVENT

Effective July 1, 2004, non-highly compensated employees will be able to defer up to 100% of gross pay (less applicable taxes), into the Plan, subject to Code limitations.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved	Relationship to plan, employer or other party in interest	Description of Transaction		Amount
* Fossil, Inc.	Plan Sponsor	Due to administrative issues, employee contributions were withheld and remitted by the plan sponsor on the following dates:

		Withheld	Funded
		3/28/03	6/24/04	$3,683

*  Party in-interest.

See independent registered public accounting firm’s report.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

	Mutual Funds:
	American Century Allocation – Conservative	Mutual Fund	$80,923
	American Century Allocation – Moderate	Mutual Fund	45,367
	American Century Allocation – Aggressive	Mutual Fund	11,324
	Davis N. Y. Venture	Mutual Fund	122,565
	Evergreen Core Bond CCA	Mutual Fund	619,301
	Evergreen Technology Fund Class I #159	Mutual Fund	93,679
	Evergreen High Yield Bond Class I	Mutual Fund	85,049
	Evergreen Special Values Class a	Mutual Fund	39,318
	Fidelity Advisor Series I Mid Cap A	Mutual Fund	105,734
	Growth Fund of America Class R-3	Mutual Fund	2,591,103
	Lord Abbett Mid Cap Value P	Mutual Fund	51,011
	Neuberger & Berman Fasciano	Mutual Fund	408,835
	Templeton Growth Class A	Mutual Fund	122,883
	Templeton Foreign Class A	Mutual Fund	248,939
	Van Kampen American Comstock Class A	Mutual Fund	390,077
	Van Kampen Equity and Income Class A	Mutual Fund	2,595,245

	Common Stock:
*	Fossil, Inc.	Common Stock	2,110,988

	Common Collective Trusts:
*	Wachovia Stable Portfolio Group Trust	Common Collective Trust Fund	3,068,761
*	Wachovia Enhanced Stock Market Fund	Common Collective Trust Fund	257,892

		Loans to participants with interest rates ranging from 4.25% to 9.5%, and maturities from February 2004 through August 2018	311,189
	Total Investments		$13,360,183

*  Party in-interest.

See independent registered public accounting firm’s report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70477 on Form S-8 of our report dated June 24, 2004, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 24, 2004

SIGNATURES

The Plan.  Pursuant to the requirements of Securities Exchange Act of 1934, Fossil (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

/s/ Randy S. Kercho
Randy S. Kercho, Member of the Plan Committee

Date: June 28, 2004

Exhibit Index

Exhibit Number	Document Description

23(b)	Consent of Deloitte & Touche (as contained on page 11)